Exhibit 99.5

This is an informational FAQ only and is not an offer to exchange or a solicitation of an offer to exchange any options. The option exchange described in this FAQ has not launched. When the option exchange begins, Google will provide you with written materials explaining the terms and timing. You should read these materials carefully when they become available because they will contain important information about the option exchange. When the offer period begins, Google will also file these materials with the Securities and Exchange Commission (SEC) as part of a tender offer statement and you can obtain these written materials and other documents filed by Google with the SEC free of charge from the SEC’s website at www.sec.gov or by email at                     .

Q: Why are we allowing Googlers to exchange their options?

A: As part of recognizing the contributions of Googlers and aligning their interests with our future success, we grant Googlers stock options as part of their compensation. However, many of our employees have stock options that are “underwater,” which means that the stock options have an exercise price that is higher than the current market price of our Class A common stock.

By participating in this Exchange Offer, whereby Googlers can exchange Eligible Options for New Options, Googlers have the opportunity to hold options that have a lower strike price – and therefore greater value and appreciation potential. Google believes this will create better incentives for employees to remain at Google and contribute to achieving our business objectives.

Q: What stock options are we offering to exchange in the Exchange Offer?

A: An Eligible Option is any outstanding stock option granted under our 2004 Stock Plan, whether vested or unvested, with an exercise price greater than the last reported sale price per share of Google Class A common stock on The Nasdaq Global Select Market on the day before the Exchange Offer closes, which is currently scheduled for March 2, 2009. Please note that the dates referred to in these FAQs may change. We encourage you to read the exchange offer documents Google will provide to you and file with the Securities and Exchange Commission (SEC) when the exchange offer commences. Outstanding stock options with exercise prices lower than this price will not be eligible to participate in this Exchange Offer.

Q: Will the Exchange Offer be available in all countries?

A: Although our intent is that all Googlers can participate, we are still working through a number of legal and tax issues in several countries. If we need to exclude any countries for legal reasons or if it doesn’t make sense to offer this program in certain countries (for tax or other reasons), we will let you know as soon as we know.

Q: Why isn’t this Exchange Offer launching immediately?

A: To ensure compliance with securities laws globally, we needed additional time after we announced our earnings. We currently plan to launch the Exchange Offer on January 29, 2009. More information will be available, including the exchange offer documents, when we launch the Exchange Offer.

Q: What is the expected timeline of this Exchange Offer?

A: We currently expect the timeline of this Exchange Offer to be:

•	January 29, 2009: Exchange Offer Election Period begins

•

March 2, 2009: Exercise price of New Options is determined based on the last reported sale price per share of Google Class A common stock on The Nasdaq Global Select Market (this date may change as a result of regulatory review or at Google’s discretion)

•	March 3, 2009: Exchange Offer Election Period ends at 6:00 a.m. Pacific Time (this date may change as a result of regulatory review or at Google’s discretion)

Q: How many New Options will I get if I choose to participate and how many shares will they be exercisable for?

A: The exchange ratio in this Exchange Offer is one-for-one. For example, if you elect to exchange an Eligible Option to purchase 200 shares of Google Class A common stock, you will receive a New Option to purchase 200 shares of Google Class A common stock. The New Option would be subject to a new vesting schedule described below.

Q: Can I exchange only a portion of my Eligible Options?

A: Yes. You may elect to exchange a portion of your Eligible Options.

For example, if you elect to exchange only 10% of an Eligible Option that is currently exercisable for 480 shares, then only 48 shares will be exchanged. Your New Option will be exercisable for 48 shares at the new exercise price and subject to a new vesting schedule. Your original option grant will be amended so that it is exercisable for 432 shares, subject to its existing terms and conditions, including the original exercise price and vesting schedule.

Q: Does this Exchange Offer include both vested and unvested options?

A: Yes, this Exchange Offer includes all outstanding options under the 2004 Plan, whether vested or unvested. If you have exercised an option, it is no longer outstanding, and it is not eligible.

Q: What are the new vesting terms for New Options?

A: The vesting for the New Options will change in two ways.

First, New Options will vest no sooner than six months after the end of the Exchange Offer. As this vesting date will likely fall within a blackout period for Google employees, unless you have an approved trading plan in place you will not be able to exercise your New Options and sell the underlying shares (or sell the New Options in the TSO program) until the next trading window opens, which is currently scheduled for October 26.

Second, the New Options will have an additional 12 months added to the original vesting dates of the Eligible Options. This applies to vesting dates that have already occurred and to future vesting dates.

For example, assuming the Exchange Offer closes on March 3, 2009:

•	If a portion of your Eligible Options were to vest on June 1, 2009 then, as a result of the Exchange Offer, that portion of the New Option would now vest on June 1, 2010.

•	If a portion of your Eligible Options vested on October 1, 2008 (and you continue to hold them), then, as a result of the Exchange Offer, that portion of the New Option would vest on October 1, 2009.

•

If a portion of your Eligible Options vested on June 1, 2008 (and you continue to hold them), then, as a result of the Exchange Offer, that portion of the New Option would vest on September 3, 2009 (because of the six month vesting period described above).

•

If a portion of your Eligible Options vested on June 1, 2006 (and you continue to hold them), then, as a result of the Exchange Offer, that portion of the New Option would vest on September 3, 2009 (because of the six month vesting period described above).

Q: Why are you extending the vesting period of exchanged options?

A: We have designed this Exchange Offer to create value for Googlers and provide Google with a retention tool. Consistent with our approach to all new equity grants to our employees, we are attaching additional vesting terms to the grant of the New Options, which will allow these New Options to also serve their original purpose as a retention tool.

Q: Are you changing the expiration date of the New Options?

A: No. Unlike other stock options granted by Google, which generally expire ten years after the grant date, each New Option will instead expire on the same date your current Eligible Option was originally scheduled to expire. In effect, the date of expiration of the New Option does not change when compared to the date of expiration of the original Eligible Option.

Q: What is an approved trading plan, and how can I put one in place?

A: If properly adopted, a trading plan allows a Googler to trade Google stock even if that person has material non-public information or if Google’s trading window is closed. A form of pre-approved trading plan and instructions about putting one in place are available on this page.

Q: How should I decide whether or not to exchange my Eligible Options for New Options?

A: When we launch the Exchange Offer, we will provide information to assist you in making your own informed decision on the Exchange Offer website at                     . However, we are not making any recommendation as to whether you should or should not participate in the Exchange Offer. You should speak to your own outside legal counsel, accountant or financial advisor for further advice. No one from Google is, or will be, authorized to provide you with additional information in this regard.

Q: How do I find out how many Eligible Options I have and what their exercise prices are?

A: You can review your individual stock option information, including all of your stock option grants to date and the status of each stock option, online at the website of the stock plan administrator you have selected (SmithBarney or Charles Schwab). You can at any time confirm the number of Eligible Options that you have, their grant dates, remaining term, exercise prices, vesting schedule and other information by contacting your selected stock plan administrator at: SmithBarney or Charles Schwab.

Q: Will this Exchange Offer affect future equity refresh grants?

A: We anticipate that we will continue to have an annual equity refresh program. However, all equity programs are at the discretion of Google’s Board of Directors.

Q: Where can I find additional information about the Exchange Offer?

A: You can find information on Google’s internal website:                     .

GLOSSARY OF TERMS:

2004 Stock Plan: Google’s 2004 Stock Plan is the option plan that was adopted to grant options after our IPO. If you were awarded a grant by Google after August 18, 2004, your option is issued from this plan.

Election Period: The Election Period is the period of time when employees can choose to exchange Eligible Options for New Options. We currently expect this period to run from January 29, 2009, to 6:00 a.m. Pacific Time on March 3, 2009, but this may change. Because the information we provide in these FAQs may change, we encourage you to read the exchange offer documents Google will provide to you and file with the Securities and Exchange Commission (SEC) when the Exchange Offer commences.

Eligible Options: Any outstanding stock option granted under our 2004 Stock Plan, whether vested or unvested, with an exercise price greater than the last reported sale price per share of Google Class A common stock on The Nasdaq Global Select Market on the day before the Exchange Offer closes, which is currently scheduled for March 2, 2009.

Eligible Optionholders: Generally, every employee of Google or any of its participating subsidiaries on the date the planned Exchange Offer begins who holds one or more Eligible Options and who continues to be an employee of Google or any of its participating subsidiaries as of the Expiration Date. However, although our intent is that all Googlers can participate, we are still working through a number of legal and tax issues in several countries. If we need to exclude any countries for legal reasons or if it doesn’t make sense to offer this program in certain countries (for tax or other reasons), we will let you know as soon as we know.

Expiration Date of Exchange Offer: This is the end of the Election Period and the deadline for submitting election forms. It is currently scheduled for 6:00 a.m. Pacific Time on March 3, however, this may change. All election forms must be submitted by this time to participate in the Exchange Offer.

New Option: New stock options issued under the 2004 Stock Plan that will replace the Eligible Options that you choose to exchange. New Options will be subject to the terms of our 2004 Stock Plan and a new stock option agreement between you and Google.

New Option Grant Date: The date when Eligible Options are exchanged for New Options. This date is expected to be March 3, 2009, however, this may change.